                                                                         EX-99.2

                         AT&T WIRELESS GROUP FINANCIALS
                        (an integrated business of AT&T)

AT&T Wireless Group is an integrated business of AT&T Corp. and not a stand-alone entity. As AT&T Wireless Group is a tracking stock of AT&T, separate financial statements are not required to be filed. We are providing these financial statements to provide additional disclosures to investors to allow them to assess the financial performance of AT&T Wireless Group. Presenting separate financial statements for AT&T Wireless Group does not indicate that we have changed title to any assets or responsibility for any liabilities, and does not purport to affect the rights of any of AT&T's creditors. Holders of AT&T Wireless Group tracking stock do not have claims against the assets of AT&T Wireless Group. Instead, AT&T Wireless Group shareholders own a separate class of AT&T common stock that is intended to reflect the financial performance and economic value of AT&T's wireless services' businesses.

                               AT&T WIRELESS GROUP
                        (an integrated business of AT&T)

                        COMBINED STATEMENTS OF OPERATIONS
                                  (In Millions)
                                   (Unaudited)

                                                                                For the Three
                                                                                Months ended
                                                                                  March 31,
                                                                        -----------------------------
                                                                          2001                 2000
                                                                        -------               -------
REVENUE
Services                                                                $ 2,931               $ 1,992
Equipment                                                                   281                   206
Total revenue                                                             3,212                 2,198

OPERATING EXPENSES
Costs of services (excluding depreciation of
   $353 and $227 included below)                                            921                   662
Costs of equipment sales                                                    490                   391
Selling, general and administrative                                       1,084                   750
Depreciation and amortization                                               576                   369
Total operating expenses                                                  3,071                 2,172

OPERATING INCOME                                                            141                    26

Other income                                                                 84                    24
Interest expense                                                             47                    51
Income (loss) before income taxes and net equity earnings
   (losses) from investments                                                178                    (1)
Provision (benefit) for income taxes                                         79                    (2)
Net equity (losses) earnings from investments                               (99)                   25

Net income                                                                   --                    26

Dividend requirements on preferred stock held by AT&T, net                   42                    13

Net (loss) income after preferred stock dividends                       $   (42)              $    13

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP
                        (an integrated business of AT&T)

                             COMBINED BALANCE SHEETS
                                  (In Millions)

                                                                          At                   At
                                                                       March 31,           December 31,
                                                                         2001                 2000
                                                                        -------              -------
                                                                      (Unaudited)
ASSETS

Cash and cash equivalents                                               $    34              $    62
Accounts receivable, less allowances
  of $190 and $193                                                        1,811                1,892
Note receivable from AT&T                                                10,588                   --
Inventories                                                                 362                  335
Income tax receivable                                                       109                  118
Deferred income taxes                                                       170                   93
Prepaid expenses and other current assets                                   115                   82
TOTAL CURRENT ASSETS                                                     13,189                2,582

Property, plant and equipment, net of
  accumulated depreciation of $5,078 and $4,743                          10,725                9,892

Licensing costs, net of accumulated amortization
  of $1,856  and $1,761                                                  13,568               13,627

Investments in and advances to unconsolidated subsidiaries                3,904                3,385

Goodwill and other assets, net of accumulated
  amortization of $571 and $505                                           5,653                5,816

TOTAL ASSETS                                                            $47,039              $35,302

LIABILITIES

Accounts payable                                                        $   800              $ 1,080
Payroll and benefit-related liabilities                                     263                  432
Due on demand notes payable                                                 103                  109
Short-term debt due to AT&T                                                  --                  638
Other current liabilities                                                 1,578                1,395
TOTAL CURRENT LIABILITIES                                                 2,744                3,654

Long-term debt due to AT&T                                                1,800                1,800
Long-term debt due to others                                              6,487                   --
Deferred income taxes                                                     4,739                4,659
Other long-term liabilities                                                 290                  271

TOTAL LIABILITIES                                                        16,060               10,384

MINORITY INTEREST                                                            42                   41

COMBINED ATTRIBUTED NET ASSETS                                           30,937               24,877

TOTAL LIABILITIES AND COMBINED ATTRIBUTED NET ASSETS                    $47,039              $35,302

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP
                        (an integrated business of AT&T)

        COMBINED STATEMENTS OF CHANGES IN COMBINED ATTRIBUTED NET ASSETS
                                  (In Millions)
                                   (Unaudited)

                                                                                      For the Three Months
                                                                                        ended March 31,
                                                                                -------------------------------
                                                                                  2001                   2000
                                                                                --------               --------
COMBINED ATTRIBUTED NET ASSETS
  Balance at beginning of period                                                $ 24,877               $ 13,997
  Net (loss) income after preferred stock dividends                                  (42)                    13
  Proceeds attributed from DoCoMo investment, net of costs                         6,141                     --
  Proceeds from shares issued for employee plans                                      31                     --
  Transfers from AT&T, net                                                            --                    991
  Other comprehensive (loss) income                                                  (70)                    26
Balance at end of period                                                        $ 30,937               $ 15,027

SUMMARY OF TOTAL COMPREHENSIVE (LOSS) INCOME
  Net (loss) income after preferred stock dividends                             $    (42)              $     13
  Dividend requirements on preferred stock held by AT&T, net                          42                     13
  Net income                                                                          --                     26
  Net revaluation of investments (net of taxes of $- and $16)                         --                     26
  Net revaluation of financial instruments (net of taxes of $(41))                   (70)                    --
TOTAL COMPREHENSIVE (LOSS) INCOME                                               $    (70)              $     52

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP
                        (an integrated business of AT&T)

                        COMBINED STATEMENTS OF CASH FLOWS
                                  (In Millions)
                                   (Unaudited)

                                                                           For the Three Months
                                                                              Ended March 31,
                                                                      -------------------------------
                                                                        2001                   2000
                                                                      --------               --------
OPERATING ACTIVITIES
Net income                                                            $     --               $     26
Adjustments to reconcile net income to net cash
provided by operating activities:
Net gains on sale/exchange of businesses and investments                    --                    (21)
Depreciation and amortization                                              576                    369
Deferred income taxes                                                       78                    (12)
Net equity (earnings) losses from investments                               90                    (13)
Minority interests in consolidated subsidiaries                             (4)                    (4)
Provision for uncollectible receivables                                    147                     55
Increase in accounts receivable                                            (68)                   (85)
(Increase) decrease in inventories                                         (27)                    16
Decrease in accounts payable                                               (25)                   (55)
Net change in other operating assets and liabilities                      (112)                   (48)
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  655                    228

INVESTING ACTIVITIES
Net increase in note receivable from AT&T                              (10,588)                    --
Capital expenditures and other additions                                (1,407)                  (818)
Net acquisitions of licenses                                               (39)                   (82)
Equity investment distributions and sales                                    2                     26
Equity investment contributions, advances and purchases                   (637)                   (74)
Refund of deposit on long-lived assets                                     150                     --
NET CASH USED IN INVESTING ACTIVITIES                                  (12,519)                  (948)

FINANCING ACTIVITIES
Net decrease in short-term debt due to AT&T                               (638)                    --
Increase in long-term debt due to AT&T                                      --                    300
Proceeds from issuance of long-term debt to others,
   net of issuance costs                                                 6,345                     --
Proceeds attributed from DoCoMo investment, net of costs                 6,141                     --
Proceeds from shares issued for employee plans                              31                     --
Dividend requirements on preferred stock, net                              (42)                   (13)
Transfers from AT&T, net                                                    --                    439
Other financing activities, net                                             (1)                    (1)
NET CASH PROVIDED BY FINANCING ACTIVITIES                               11,836                    725

Net (decrease) increase in cash and cash equivalents                       (28)                     5

Cash and cash equivalents at beginning of period                            62                      5

Cash and cash equivalents at end of period                            $     34               $     10

                   See Notes to Combined Financial Statements

                               AT&T WIRELESS GROUP
                        (an integrated business of AT&T)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                  (Dollars in Millions Unless Otherwise Noted)
                                   (Unaudited)

(a)      BACKGROUND AND BASIS OF PRESENTATION

AT&T Wireless Group is a wireless telecommunications company which primarily provides domestic wireless voice and data services and products in the 850 megahertz (cellular) and 1900 megahertz (personal communications services, or PCS) markets. Additionally, AT&T Wireless Group offers wireless local telephone and internet services to residential customers through its Fixed Wireless business. AT&T Wireless Group also holds equity interests in various domestic and international wireless communications ventures and partnerships.

Background

AT&T Wireless Group is an integrated business of AT&T and is not a separate legal entity. On April 27, 2000, AT&T completed an offering of 15.6%, or 360 million shares, of AT&T Wireless Group tracking stock at an offering price of $29.50 per share. AT&T Wireless Group tracking stock is a class of AT&T common stock, which is intended to provide holders with financial returns based on the financial performance and economic value of AT&T's wireless services' businesses. AT&T Wireless Group tracking stock issued in the offering reflected only a portion of the authorized shares. The remaining 84.4% was reserved for the benefit of AT&T Common Stock Group (which consists of the operations of AT&T other than those attributed to AT&T tracking stocks) and is intended to be reflected in AT&T common stock. See Note (c) for discussion of the investment by NTT DoCoMo which closed in January 2001. As a result of the DoCoMo investment, assuming conversion, AT&T Common Stock Group would retain an approximate 70% economic interest in AT&T Wireless Group.

On October 25, 2000, as part of its restructuring plan, AT&T announced its decision to present an exchange offer to AT&T common shareowners to allow them to exchange shares of AT&T common stock for shares of AT&T Wireless Group tracking stock, subject to pro-ration. AT&T released details of its exchange offer on April 18, 2001 and anticipates that the exchange offer will be completed during the second quarter of 2001. Under the terms of the exchange offer, AT&T will issue 1.176 shares of AT&T Wireless Group tracking stock in exchange for each share of AT&T common stock validly tendered and not withdrawn, subject to specified conditions. AT&T Wireless Group will continue to be a part of AT&T following the completion of the exchange offer. This exchange offer will result in an increase in the percentage of outstanding shares held by public shareholders and a decrease to the percentage reserved for the benefit of AT&T Common Stock Group.

In connection with its restructuring plan, following the completion of the exchange offer and subject to certain conditions, AT&T intends to split-off AT&T Wireless Group from AT&T. These conditions include the receipt of a favorable ruling on the split-off from the Internal Revenue Service (IRS) and satisfaction of conditions contained in an AT&T credit agreement, including the repayment of AT&T Wireless Group's intercompany obligations to AT&T.

On April 18, 2001, AT&T Wireless Services, Inc., filed its initial registration statement in connection with the planned split-off. The split-off, which is anticipated to be completed in mid-2001, will include several steps. These steps include transferring substantially all of the assets and liabilities of AT&T Wireless Group to AT&T Wireless Services, Inc., mandatorily exchanging all issued and outstanding shares of AT&T Wireless Group tracking stock, including those shares issued in the exchange offer as well as the shares held by DoCoMo, for shares of AT&T Wireless Services, Inc. common stock, and distributing a majority of the shares of AT&T Wireless Services, Inc. common stock held by AT&T Common Stock Group, to holders of AT&T common stock on a pro rata basis. AT&T intends to retain up to $3 billion of AT&T Wireless Services, Inc. common stock for its own account for sale or exchange within six months of the split-off, subject to receipt of a satisfactory IRS ruling.

Basis of Presentation

The combined financial statements of AT&T Wireless Group reflect the results of operations, financial position, changes in combined attributed net assets and cash flows of AT&T Wireless Group as if it were a separate entity for all periods presented. The financial information included herein may not necessarily reflect the combined results of operations, financial position, changes in equity and cash flows of AT&T Wireless Group had it been a separate, stand-alone entity during the periods presented. Additionally, the combined results for the interim periods presented are not necessarily indicative of results for the full year. The combined financial statements of AT&T Wireless Group should be read in conjunction with AT&T's Form 10-K405/A for the year ended December 31, 2000 and AT&T's Form 10-Q for the quarter ended March 31, 2001.

The combined financial statements of AT&T Wireless Group conform to generally accepted accounting principles. The combined financial statements reflect the assets, liabilities, revenue and expenses directly attributable to AT&T Wireless Group, as well as allocations deemed reasonable by management, to present the results of operations, financial position and cash flows of AT&T Wireless Group on a stand-alone basis. The allocation methodologies have been described within the notes to the combined financial statements where appropriate.

The combined financial statements of AT&T Wireless Group primarily include the legal entity results of AT&T Wireless Services, Inc. and its subsidiaries (AWS) and AT&T Wireless Group, LLC (AWG), both of which were direct subsidiaries of AT&T Corp., as of March 31, 2001. AWG will be transferred to AWS prior to the split-off.

The April 2000 offering of the AT&T Wireless Group tracking stock resulted in net proceeds to AT&T, after deducting underwriter's discount and related fees and expenses, of $10.3 billion. AT&T attributed $7.0 billion of the net proceeds to AT&T Wireless Group in the form of an intercompany note receivable, which was repaid by December 31, 2000, primarily to fund acquisitions and capital expenditures. Interest on the note receivable was calculated based upon the average daily balance outstanding at a rate equal to the one month London InterBank Offered Rate (LIBOR) minus 6 basis points, a rate intended to be equivalent to the rate AT&T Wireless Group would receive if it were a stand-alone entity.

Prior to the April 2000 offering of AT&T Wireless Group tracking stock, the capital structure of AT&T Wireless Group had been assumed based upon AT&T's historical capital ratio adjusted for certain items. In determining the allocation between short- and long-term debt and preferred stock, factors such as prospective financing requirements for the business, working capital commitments and future requirements, and peer group analysis were considered.

This resulted in $3.4 billion in intercompany indebtedness at December 31, 1999, paying annual interest at 7.25%. In addition, as of December 31, 1999, AT&T Wireless Group had issued and outstanding, $1.0 billion of 9% cumulative preferred stock to AT&T that, subject to the approval of the Wireless Group capital stock committee, is redeemable at the option of AT&T. The preferred stock is included within "Combined attributed net assets" on the accompanying combined balance sheets. On May 1, 2000, in conjunction with the offering of AT&T Wireless Group tracking stock, $2.0 billion of AT&T Wireless Group's outstanding intercompany indebtedness to AT&T was recapitalized into an additional $2.0 billion of 9% cumulative preferred stock. In conjunction with the recapitalization, the remaining long-term debt due to AT&T of $1.8 billion was recapitalized to be 10 year term debt that bears interest at a fixed rate of 8.1% per annum. The interest rate is intended to be substantially equivalent to the interest rate that AT&T Wireless Group would be able to obtain from third parties, including the public markets, as a non-affiliate of AT&T without the benefit of any guaranty by AT&T. The intercompany debt and preferred stock is intended to be repaid to AT&T prior to the split-off.

During December 2000, AT&T Wireless Group, through AWS, obtained a short-term revolving loan from AT&T, which is included in "Short-term debt due to AT&T" in the accompanying combined balance sheets. At December 31, 2000, the amount outstanding under the loan was $638, paying interest monthly at the average seven-day commercial paper rate, which was 8.37% at December 31, 2000. The loan was repaid in full in January 2001.

Changes in combined attributed net assets prior to the April 2000 offering primarily represented net transfers to or from AT&T, after giving effect to the net income or loss of AT&T Wireless Group during the period, and were assumed to be settled in cash. AT&T's capital contributions for purchase business combinations and initial investments in joint ventures and partnerships which AT&T attributed to AT&T Wireless Group have been treated as noncash transactions prior to the offering.

AT&T performs cash management functions on behalf of AT&T Wireless Group. Substantially all of AT&T Wireless Group's cash balances are swept to AT&T on a daily basis, where they are managed and invested by AT&T. Prior to the offering of AT&T Wireless Group tracking stock, transfers of cash to and from AT&T were reflected as a component of combined attributed net assets, with no interest income or expense reflected. Subsequent to the offering, transfers were reflected as changes in the note receivable from or short-term debt payable to AT&T. Cash balances maintained and reported by AT&T Wireless Group primarily represent cash balances for which no right of offset exists with AT&T. Any remaining outstanding balance on the intercompany note receivable from AT&T is intended to be repaid by AT&T prior to the split-off.

General corporate overhead related to AT&T's corporate headquarters and common support divisions has been allocated to AT&T Wireless Group as it was not deemed practicable to specifically identify such common costs to AT&T Wireless Group. These allocations were based on the ratio of AT&T Wireless Group's external costs and expenses to AT&T's consolidated external costs and expenses, adjusted for any functions that AT&T Wireless Group performs on its own. However, the costs of these services charged to AT&T Wireless Group are not necessarily indicative of the costs that would have been incurred if AT&T Wireless Group had performed these functions entirely as a stand-alone entity, nor are they indicative of costs that will be charged or incurred in the future.

         Consolidated income tax provision or benefit, related tax payments or refunds, and deferred tax balances of AT&T have been allocated to AT&T Wireless Group based principally on the taxable income and tax credits directly attributable to AT&T Wireless Group. These allocations reflect AT&T Wireless Group's contribution to AT&T's consolidated taxable income and the consolidated tax liability and tax credit position. The AT&T Common Stock Group and AT&T Wireless Group have entered into a tax sharing agreement that provides for tax sharing payments based on the taxes or tax benefits of a hypothetical affiliated group consisting of AT&T Common Stock Group and AT&T Wireless Group. Based on this agreement, the consolidated tax liability before credits is allocated between the groups, based on each group's contribution to consolidated taxable income of the hypothetical group. For purposes of the tax sharing agreement, the 9% cumulative preferred stock held by AT&T is treated as if it were an intercompany debt instrument and, accordingly, tax sharing payments are calculated by treating coupon payments on the preferred stock as interest expense to AT&T Wireless Group and interest income to AT&T Common Stock Group. Consolidated tax credits of the hypothetical group are allocated between groups based on each group's contribution to each tax credit.

(b)      SIGNIFICANT ACCOUNTING POLICIES

         Property, Plant and Equipment

         Effective January 1, 2001, AT&T Wireless Group implemented the results of a review of the estimated service lives of certain wireless communications equipment, primarily electronics. Lives were shortened to fully depreciate all such equipment within seven years. Similar equipment acquired after January 1, 2001, will have useful lives no longer than seven years. The impact of this change for the three months ended March 31, 2001, was an increase in depreciation expense of approximately $36 and a reduction in net income of approximately $22.

         Licensing Costs and Goodwill

         As a result of AT&T Wireless Group's evaluation of recent changes in the wireless telecommunications industry and the views of regulatory authorities, AT&T Wireless Group, effective January 1, 2001, will use an amortization period for all licensing costs and goodwill associated with newly acquired wireless operations not to exceed 25 years. This change did not have a material impact to AT&T Wireless Group's results of operations for the three months ended March 31, 2001.

         Financial Instruments

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" as an amendment to SFAS No. 133. This statement provides clarification with regard to certain implementation issues under SFAS No. 133 on specific types of hedges. The adoption of SFAS No. 133 in January 2001, did not have a material impact to AT&T Wireless Group's results of operations, financial position or cash flows.

         Reclassifications

         Certain reclassifications have been made to prior year amounts to conform with current year presentations.

(c)      DOCOMO INVESTMENT

         In January 2001, NTT DoCoMo, a leading Japanese wireless communications company, invested $9.8 billion in a security of AT&T that, like AT&T Wireless Group tracking stock, is intended to reflect a portion of the financial performance and economic value of AT&T Wireless Group. AT&T Wireless Group, through AWS and AWG, was allocated $6.2 billion of the gross proceeds from DoCoMo's $9.8 billion investment in AT&T. Additionally, AT&T Wireless Group was allocated $18 of costs associated with the transaction. AT&T retained the remaining $3.6 billion of the DoCoMo investment proceeds as consideration for the reduction in AT&T's retained portion of AT&T Wireless Group's value. Following the split-off, this investment will be converted into approximately 16% of AT&T Wireless Services' common shares. DoCoMo also received warrants at an exercise price of $35 per AT&T Wireless Group tracking share equivalent that would represent an approximate additional 1.6% of AT&T Wireless Services' common shares after the split-off. As part of this investment, AT&T Wireless Group, through AWS, has entered into a strategic alliance with DoCoMo to develop mobile multimedia services on a global-standard, high-speed wireless network. DoCoMo may require the repurchase of its investment at DoCoMo's original purchase price, plus interest, if AT&T does not complete the split-off by specified dates beginning January 1, 2002, or if AT&T Wireless Group fails to meet specified technological milestones.

(d)      INVESTMENTS

         On February 8, 2001, AT&T Wireless Group, through AWS, completed its previously announced transaction with Dobson Communications Corporation. AT&T Wireless Group purchased $200 in Series AA preferred stock from Dobson, which has a liquidation preference of $1,000 per share and is exchangeable into Series A convertible preferred stock. If the Series AA preferred stock is exchanged into Series A convertible preferred stock, AT&T Wireless Group will increase its ownership interest in Dobson, on an as converted to common stock basis, from its current ownership of 4.6% to approximately 11.6%.

(e)      LONG-TERM DEBT

         On March 6, 2001, AT&T Wireless Group, through AWS, completed a private placement of $6.5 billion in unsecured and unsubordinated Senior Notes with maturity dates from March 1, 2006 to March 1, 2031. The notes pay interest at fixed rates ranging from 7.350% to 8.750% per annum, payable semi-annually and include customary covenants. The notes include registration rights, such that AWS is required to exchange the notes for a new issue of notes registered under the Securities Act of 1933 and are to be declared effective no later than 240 days after the issue date. AT&T Wireless Group had $38 of interest expense for the quarter ended March 31, 2001 related to these notes.

         On March 23, 2001, AT&T Wireless Group, through AWS, entered into Competitive Advance and Revolving Credit Facilities (the "Facilities") in the aggregate amount of $2.5 billion consisting of an up to $1.25 billion 364-day Competitive Advance and Revolving Credit Facility and an up to $1.25 billion Five-Year Competitive Advance and Revolving Credit Facility. The Facilities are subject to a facility fee ranging from 8 to 30 basis points, payable quarterly on the total commitment, used or unused. The facility fees are based on the respective agreement and will fluctuate based on AT&T Wireless Group's Senior Notes rating. The Facilities are also subject to a utilization fee of 12.5 basis points if borrowings exceed certain levels as defined in the agreement. The Facilities bear interest at variable rates based upon, in various cases, (i) LIBOR plus 32.5 to 100 basis points depending on AT&T Wireless Group's Senior Notes rating, or (ii) the greater of the prime rate or the Federal funds effective rate plus 50 basis points. The Facilities are to be used for general corporate purposes and are subject to customary covenants, representations and warranties and events of default. In addition, the Facilities contain financial covenants requiring AT&T Wireless Group to maintain certain financial ratios and prohibit AWS from declaring and/or paying dividends prior to the split-off. The Facilities also specifies limitations on AT&T's and AT&T Wireless Group's ability to consummate the split-off including a provision that it will constitute an event of default if the split-off is consummated without obtaining a favorable tax ruling from the IRS or an unqualified tax opinion that the split-off will qualify as a tax-free transaction. In addition, the existence of an obligation by AT&T Wireless Group to repurchase equity interests from DoCoMo may under certain circumstances constitute an event of default. No amounts had been borrowed under the Facilities at March 31, 2001.

(f)      COMMITMENTS

         In the normal course of business, AT&T Wireless Group is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, AT&T Wireless Group is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters at March 31, 2001. AT&T Wireless Group also makes routine filings with the Federal Communications Commission and the state regulatory authorities. These matters could affect the operating results of any one quarter when resolved in future periods. However, AT&T Wireless Group believes that after final disposition any monetary liability or financial impact as of March 31, 2001, would not be material to the combined financial statements.

         During January 2001, AT&T closed its previously announced agreement with DoCoMo. Pursuant to this agreement, DoCoMo may require the repurchase of its investment at DoCoMo's original purchase price, plus interest, if AT&T does not complete the split-off by specified dates beginning January 1, 2002, or if AT&T Wireless Group fails to meet specified technological milestones. See Note (c) for further discussion related to the DoCoMo investment.

         AT&T Wireless Group has various purchase commitments for network equipment as well as handsets, related to the development of its next-generation strategy. Those commitments totaled $2.2 billion as of March 31, 2001. These commitments expire between 2001 and 2004.

         During November 2000, AT&T Wireless Group joined with others in the formation of a venture, Alaska Native Wireless, which participated in the Federal Communication Commission's recent auction of license spectrum in the 1900 megahertz band, which is used to provide wireless services. In January 2001, the auction was completed, and Alaska Native Wireless was the high bidder on approximately $2.9 billion in licenses. AT&T Wireless Group has committed to fund $2.6 billion to Alaska Native Wireless to fund Alaska Native Wireless' purchase of licenses. As of March 31, 2001, AT&T Wireless Group funded approximately $309 of the commitment through a combination of a non-controlling equity interest and debt securities of Alaska Native Wireless. The remaining approximate $2.3 billion of additional funding will be made when such licenses are granted, and will take the form of non-convertible notes of Alaska Native Wireless. At the fifth anniversary of the first date on which licenses won in the auction are granted to Alaska Native Wireless, and in addition to other means by which they may transfer their interests, the other owners of Alaska Native Wireless have the right to require AT&T Wireless Group to purchase their equity interests. If this right were exercised five years after license grant, the purchase price could be as much as approximately $950 and would be payable, at AT&T Wireless Group's option, in cash or marketable securities. The right to require AT&T Wireless Group to purchase these interests may be exercised before the five-year anniversary of the license grant if the conditions of certain FCC regulations restricting the free transferability of certain licenses offered in this auction are met earlier. If the right were exercised earlier, the purchase price would be calculated in generally the same way as if exercised at five years, except that a discount would be applied. In certain circumstances, if a winning bid of Alaska Native Wireless is rejected or if any license granted to it is revoked, AT&T Wireless Group would be obligated to compensate other owners for making capital available to the venture. In certain circumstances, if the grant of the licenses is challenged, AT&T Wireless Group may be obligated to purchase the interests of other owners. Depending on when such revocation or challenge takes place, the amount may be material but will be less than the $950 purchase price described above.

         AT&T Wireless Group also has various other purchase commitments for materials, supplies and other items incidental to the ordinary course of business which are not significant individually, nor in the aggregate.

(g)      RELATED PARTY TRANSACTIONS

         As discussed in Note (c), in January 2001, AT&T attributed a portion of the DoCoMo investment proceeds to AT&T Wireless Group in the form of an intercompany note receivable. Additionally, AT&T Wireless Group, through AWS and AWG, loaned the net proceeds from its offering of AWS Senior Notes in March 2001 (see Note (e)), to AT&T in the form of an intercompany note receivable. The intercompany note receivable was $10,588 at March 31, 2001 and is reflected in the accompanying combined balance sheets as "Note receivable from AT&T". It is intended that any outstanding balance on the note receivable from AT&T will be repaid prior to the split-off.

         Intercompany interest income on the note receivable from AT&T for the three months ended March 31, 2001, totaled $77. The intercompany interest income was determined based upon the average daily balance outstanding at a rate equal to the 30 day commercial paper rate reset on the first day of each month, which was 5.615% at March 31, 2001, a rate designed to be equivalent to the rate the AT&T Wireless Group would receive if it were a stand-alone entity. The intercompany interest income is included within other income in the accompanying combined statements of operations.

         Intercompany debt to AT&T and interest expense was assumed based upon the methodology discussed in Note (a). Intercompany debt was $1,800 at March 31, 2001 and December 31, 2000. Intercompany interest expense was $40 and $72 for the three months ended March 31, 2001 and 2000, respectively, of which $33 and $24, respectively, was capitalized. As of March 31, 2001, $37 of intercompany interest payable to AT&T was included within other current liabilities on the accompanying combined balance sheets.

         The 9% cumulative preferred stock was $3.0 billion as of March 31, 2001 and December 31, 2000. Dividend requirements were $42 and $13 for the three months ended March 31, 2001 and 2000, respectively.

         AT&T Wireless Group, through AWS, purchases long distance and other network-related services from AT&T at market-based prices. For the three months ended March 31, 2001 and 2000, these amounts totaled $63 and $52, respectively. These amounts are reflected within costs of services in the accompanying combined statements of operations.

         AT&T has allocated general corporate overhead expenses, including finance, legal, marketing, use of the AT&T brand, planning and strategy and human resources to AT&T Wireless Group, as well as costs for AT&T employees who directly support the AT&T Wireless Group, amounting to $15 and $13 for the three months ended March 31, 2001 and 2000, respectively. These amounts are included within selling, general and administrative expenses in the accompanying combined statements of operations.

         Also included in selling, general and administrative expenses are charges paid to AT&T related to AT&T Wireless Group's direct sales force who were employees of AT&T, as well as commissions and marketing support costs reimbursed to AT&T for costs incurred to acquire customers on our behalf. Effective April 1, 2000, the aforementioned sales force became employees of AT&T Wireless Group, through AWS. These charges amounted to $60 for the three months ended March 31, 2000.

         AT&T Wireless Group, through AWS, purchases their administrative telephone services from AT&T. These amounts are included within selling, general and administrative expenses and totaled $42 and $24 for the three months ended March 31, 2001 and 2000, respectively.

         AT&T Wireless Group, through AWS, sells receivables to AT&T for wireless customers whose wireless charges are combined ("bundled") with their long distance charges into one bill. Accounts receivable in the accompanying combined balance sheets included $77 as of March 31, 2001, and $97 as of December 31, 2000, associated with receivables from AT&T for these bundled customers. Selling, general and administrative expenses included $9 and $11 for the three months ended March 31, 2001 and 2000, respectively, and costs of services included $9 and $10 for the three months ended March 31, 2001 and 2000, respectively, for the billing and collection fees charged by AT&T.

         AT&T Wireless Group, through AWS, utilizes the AT&T remittance processing organization to process customer payments into AT&T's lockbox. AT&T Wireless Group paid $7 and $5, to AT&T for reimbursement of its costs associated with these services for the three months ended March 31, 2001 and 2000, respectively. These costs are included in selling, general and administrative costs on the accompanying combined statements of operations.

(h)      RECENT ACCOUNTING PRONOUNCEMENTS

         In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB No. 125". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. AT&T Wireless Group does not expect that the adoption of SFAS No. 140 will have a material impact on its results of operations, financial position or cash flows.

(i)      SUBSEQUENT EVENTS

         On April 27, 2001, AT&T completed the sale of its entire interest in Japan Telecom for approximately $1.35 billion in cash. AT&T attributed $.5 billion of the net after-tax proceeds from the sale to AT&T Wireless Group. AT&T Wireless Group recognized an after-tax gain of $298 associated with the transaction, which was recorded in net equity earnings from investments in the second quarter of 2001.

         During the first quarter of 2001, AT&T Wireless Group, through AWS, made unsecured term loans to Rogers Wireless to pay for spectrum it successfully bid upon in the recently completed Canadian spectrum auctions. In April 2001, Rogers Wireless effected a rights offering of its equity securities in which AT&T Wireless Group's joint venture with British Telecommunications, JVII, participated. The participation increased JVII's ownership interest in Rogers Wireless to 34.36%. AT&T Wireless Group funded the purchase on behalf of JVII by offsetting it against the unsecured, interest bearing note made by AWS. This transaction resulted in AT&T Wireless Group obtaining a controlling interest of JVII, as well as increasing the indirect ownership percentage in Rogers Wireless. As a result of the consolidation of JVII, which holds the equity interest in Rogers Wireless, AT&T Wireless Group's investments in unconsolidated subsidiaries, as well as minority interest liability, increased approximately $420 in April 2001.